Impact Investing

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS

(1984-present)

533	$32.9B	$13.3B	178.3M	193,729	117,005	$4.2B
Projects	in total economic benefits	in personal income including wages and benefits, with **$6.7 billion** for construction workers	hours of on-site union construction work created	total jobs generated across communities	housing and healthcare units nationwide, with 67% affordable housing	in tax revenues (**$1.4 billion** state/local and **$2.8 billion** federal)

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America project data. The data is current as of March 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.